UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2020 (October 15, 2020)

First Citizens BancShares, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-16715	56-1528994
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4300 Six Forks Road	Raleigh	North Carolina	27609
(Address of principal executive offices)			(Zip Code)

Registrant’s telephone number, including area code: (919) 716-7000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $1	FCNCA	Nasdaq Global Select Market
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A	FCNCP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.          Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 15, 2020, First Citizens BancShares, Inc. (“BancShares”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among BancShares, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of BancShares (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT Group Inc., a Delaware corporation (“CIT”) and the parent company of CIT Bank, N.A., a national banking association (“CIT Bank”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CIT, with CIT as the surviving entity (the “First-Step Merger”), and as soon as reasonably practicable following the effective time of the First-Step Merger, CIT will merge with and into FCB, with FCB as the surviving entity (together with the First-Step Merger, the “Mergers”).  The Merger Agreement further provides that immediately following the consummation of the Mergers, CIT Bank will merge with and into FCB, with FCB as the surviving bank (together with the Mergers, the “Transaction”).

The Merger Agreement was unanimously approved by the Board of Directors of each of BancShares and CIT.  Subject to the fulfillment of customary closing conditions, certain of which are described below, the parties anticipate that the Transaction will close in the first half of 2021.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the “Effective Time”), each share of CIT common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (“CIT Common Stock”), except for certain shares of CIT Common Stock owned by CIT or BancShares, will be converted into the right to receive .06200 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of BancShares Class A common stock, par value $1.00 per share (the “BancShares Common Stock”).  Holders of CIT Common Stock will receive cash in lieu of fractional shares.

In addition, at the Effective Time, each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of CIT (“CIT Series A Preferred Stock”) and 5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of CIT (“CIT Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive one share of a newly created series of preferred stock, Series B, of BancShares and one share of a newly created series of preferred stock, Series C, of BancShares (“New BancShares Series C Preferred Stock”), respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock and the CIT Series B Preferred Stock, respectively (taking into account (i) that CIT will not survive the consummation of the Transaction and (ii) any adjustment to the right of optional redemption by BancShares that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) for such preferred stock).

Treatment of CIT Equity Awards

At the Effective Time, (i) each restricted stock unit award or performance stock unit award in respect of shares of CIT Common Stock, including any deferred restricted stock unit award (each, a “CIT Award”) outstanding prior to the Effective Time, other than a CIT Director RSU Award (defined below), will automatically be converted into a restricted stock unit in respect of a number of shares of BancShares Common Stock (a “BancShares Award”) equal to (a) the number of shares of CIT Common Stock subject to such CIT Award immediately prior to the Effective Time based on target level performance multiplied by (b) the Exchange Ratio, and such BancShares Award will be subject to the same terms and conditions applicable to the existing CIT Award (except, in the case of performance stock unit awards, for any performance goals or metrics), and (ii) each restricted stock unit award in respect of shares of CIT Common Stock that (a) is outstanding and unvested immediately prior to the Effective Time, (b) is held by a member of the Board of Directors of CIT, (c) will automatically vest upon the Effective Time in accordance with its terms, and (d) is not subject to a deferral election (each, a “CIT Director RSU Award”) will automatically be converted into the right to receive the Merger Consideration.

Certain Governance Matters

Pursuant to the Merger Agreement, effective as of the Effective Time, the Boards of Directors of the combined company and the combined bank will consist of 14 directors, (i) 11 of whom will be members of the current Board of Directors of BancShares, and (ii) three of whom will be selected from among the current Board of Directors of CIT and will include as one of those three Ellen R. Alemany, Chairwoman and Chief Executive Officer of CIT.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from each of BancShares, FCB, Merger Sub, and CIT, each with respect to its and its subsidiaries’ businesses, as applicable.  In addition, the Merger Agreement includes customary covenants, including, among others, covenants relating to (i) each party’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) each party’s obligations to cooperate with the other party and use reasonable best efforts to file all applications, notices, petitions, and filings in respect of, and obtain as promptly as practicable, the requisite governmental and regulatory approvals, (iii) each of CIT’s and BancShares’ obligations to call a meeting of its stockholders to approve the Merger Agreement and the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement, respectively, (iv) each of CIT’s and BancShares’ obligations, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement, respectively, and (v) non-solicitation obligations and other provisions relating to potential competing acquisition proposals from other bidders for either CIT or BancShares, including a break-up fee of $64,000,000 payable in certain circumstances.

The consummation of the Mergers is subject to the satisfaction or waiver (where legally permissible) of customary closing conditions, including, among others, (i) receipt of the requisite approval of the Merger Agreement by the CIT stockholders, (ii) receipt of the requisite approval of the issuance of the shares of BancShares’ capital stock pursuant to the Merger Agreement by BancShares’ stockholders, (iii) receipt of authorization from Nasdaq for listing the shares of BancShares Common Stock and New BancShares Series C Preferred Stock that are issuable pursuant to the Merger Agreement, (iv) receipt of required regulatory approvals, including the approval of the Federal Reserve, the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks, (v) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or making the consummation of the Mergers or such transactions illegal, and (vi) the effectiveness of the registration statement on Form S-4 to be filed by BancShares with the Securities and Exchange Commission (the “SEC”) in connection with the Transaction.  In addition, each party’s obligation to effect the Transaction is subject to the satisfaction or waiver of certain other customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain exceptions, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) the receipt by such party of an opinion from its counsel to the effect that the Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for each of CIT and BancShares, including, among others, if the First-Step Merger has not been completed by October 15, 2021.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties (i) will not survive consummation of the Mergers, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding BancShares or CIT, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BancShares, CIT, their respective affiliates or their respective businesses, the Merger Agreement and the Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of BancShares and CIT and a prospectus of BancShares, as well as in the Forms 10-K, Forms 10-Q and other filings that each of BancShares and CIT make with the SEC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

Contemporaneously with the execution of the Merger Agreement, (i) Frank B. Holding, Jr., the Chairman and Chief Executive Officer of BancShares, (ii) Hope H. Bryant, the Vice Chairman of BancShares and sister of Mr. Holding, (iii) Peter M. Bristow, the President of BancShares and brother-in-law of Mr. Holding and Mrs. Bryant, and (iv) Claire H. Bristow, Mr. Bristow’s spouse and sister of Mr. Holding and Mrs. Bryant, who are each among the principal stockholders of BancShares, entered into a Voting Agreement (the “Voting Agreement”) with CIT, pursuant to which each such person agreed, among other things, to vote in favor of the approval of the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement and to vote against any alternative acquisition proposal.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.          Other Events.

On October 15, 2020, FCB and Ms. Alemany, the Chairwoman and Chief Executive Officer of CIT, entered into a letter agreement (the “Letter Agreement”) with respect to the terms of Ms. Alemany’s employment with and service to FCB following the closing of the Transaction.  Pursuant to the Letter Agreement, Ms. Alemany will serve as the Vice Chairwoman of FCB.

Ms. Alemany will be employed by FCB through the second anniversary of the closing date of the Transaction (the “Term”), however, after the initial 6 months of the Term, FCB may remove Ms. Alemany from the Vice Chairwoman position, assuming she and the Chief Executive Officer of FCB mutually agree that successful integration of CIT and BancShares is sufficiently assured such that Ms. Alemany’s service in that position is no longer necessary, after which she will continue in employment for the remainder of the two-year term as Special Advisor to the Chairman of the Board and Chief Executive Officer.  If Ms. Alemany is removed from the Vice Chairwoman position, she will also resign from the Boards of Directors of FCB and BancShares.

Ms. Alemany’s annual base salary will be $1,000,000 and she will be entitled to a guaranteed annual bonus of $6,850,000 for each year of the Term.  The annual bonus is in lieu of her ability to participate in FCB’s Amended and Restated Long-term Incentive Plan.  As an incentive for her to remain employed for the full Term, Ms. Alemany will receive a retention bonus of $13,000,000 (the “Retention Bonus”) to be paid in a lump sum at the end of the Term and conditioned upon her execution of a release of all claims, provided, however, that if FCB terminates Ms. Alemany’s employment during the Term without Special Cause (as defined in the Letter Agreement) or Ms. Alemany’s employment terminates upon her disability or death, or Ms. Alemany terminates her employment during the Term for Good Reason (as defined in the Letter Agreement), the Retention Bonus will become due and payable in accordance with the Letter Agreement.  The Retention Bonus is in lieu of any severance to which Ms. Alemany might have been entitled from CIT or from FCB.

In addition to the Letter Agreement, Ms. Alemany will be subject to a Non-Competition, Non-Solicitation, and Confidentiality Agreement that will prohibit her from competing with FCB and its parent entities, subsidiaries, and affiliates during and for the two year period following her employment.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.          Financial Statements and Exhibits.

(d) Exhibits.  The following exhibits accompany this report.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 15, 2020, by and among First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, FC Merger Subsidiary IX, Inc., and CIT Group Inc.*
10.1	Voting Agreement, dated as of October 15, by and among CIT Group Inc., Frank B. Holding, Jr., Hope H. Bryant, Peter M. Bristow, and Claire H. Bristow
99.1	Letter Agreement, dated as of October 15, 2020, by and between First-Citizens Bank & Trust Company and Ellen R. Alemany
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

The inclusion of any website address in this Form 8-K, and any exhibit thereto, is intended to be an inactive textual reference only and not an active hyperlink.  The information contained in, or that can be accessed through, such website is not part of or incorporated into this Form 8-K.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of BancShares and CIT.  Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on BancShares’ and CIT’s current expectations and assumptions regarding BancShares’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict.  Many possible events or factors could affect BancShares’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of BancShares and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the Transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where BancShares and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (4) the risk that the integration of BancShares’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that BancShares and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of BancShares and/or CIT, (6) the outcome of any legal proceedings that may be instituted against BancShares and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction), (8) reputational risk and potential adverse reactions of BancShares’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Transaction, (9) the failure of any of the closing conditions in the Merger Agreement to be satisfied on a timely basis or at all, (10) delays in closing the Transaction, (11) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by BancShares’ issuance of additional shares of its capital stock in connection with the Transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or BancShares including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on BancShares’ and/or CIT’s businesses, the ability to complete the Transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of BancShares and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding BancShares, CIT and factors which could affect the forward-looking statements contained herein can be found in BancShares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC, and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

BancShares intends to file a registration statement on Form S-4 with the SEC to register the shares of BancShares’ capital stock that will be issued to CIT’s stockholders in connection with the Transaction.  The registration statement will include a joint proxy statement of BancShares and CIT that also constitutes a prospectus of BancShares.  The definitive joint proxy statement/prospectus will be sent to the stockholders of CIT and BancShares seeking their approval of the Transaction and the issuance of BancShares stock in the Transaction, respectively.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING BANCSHARES, CIT, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BancShares or CIT through the website maintained by the SEC at http://www.sec.gov or from BancShares at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com.  Documents filed with the SEC by BancShares will be available free of charge by accessing the “Newsroom” page of BancShares’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in the Solicitation

BancShares, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of BancShares and CIT in connection with the Transaction under the rules of the SEC.  Certain information regarding the interests of the directors and executive officers of BancShares and CIT and other persons who may be deemed participants in the solicitation of the stockholders of BancShares or of CIT in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC.  Additional information about BancShares, the directors and executive officers of BancShares and their ownership of BancShares common stock can also be found in BancShares’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by BancShares with the SEC.  Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC.  These documents can be obtained free of charge from the sources described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
First Citizens BancShares, Inc.
(Registrant)

Date:	October 20, 2020	By: /s/ Craig L. Nix
Craig L. Nix
Chief Financial Officer